JP 3/20

14049303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-66959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Halen Capital Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South Missouri Avenue
(No. and Street)

Clearwater (City) Florida (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josef Schaible (727) 446-6660
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

JD 3/24

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Halen Capital Management, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Halen Capital Management, Inc., as of December 31, 2013, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Halen Capital Management, Inc.

John M. Schaible, Chief Executive Officer

Sworn to and subscribed before me this
3 day of ~~February,~~ March 2014.

(Signature of Notary Public)

KYLE MEYERDIRK
MY COMMISSION EXPIRES February 4, 2018
#FF 089561
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

~~Personally known:~~ ___

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholder's Equity.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- x (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

To the Board of Directors and Stockholder
Halen Capital Management, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition for Halen Capital Management, Inc. (the "Company") as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statcments, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

To the Board of Directors
Halen Capital Management, Inc.
Page Two

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 28, 2014

HALEN CAPITAL MANAGEMENT, INC.

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 212,536
Accounts receivable	150,494
Equipment, net	7,144
Other assets	17,318
Prepaid expenses	36,428
Goodwill	94,256
	$ 518,176
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	51,931
Accrued expenses and other liabilities	60,363
Total liabilities	112,294
Contingencies and related party transactions (Notes 4 and 6)	
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	-
Additional paid-in capital	549,343
Accumulated deficit	(143,461)
Total stockholder's equity	405,882
Total liabilities and stockholder's equity	$ 518,176

The accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Income

Year Ended December 31, 2013

Revenue:	
Placement fee income	$ 739,032
Trading profits	586,318
Commissions	57,506
Total revenue	1,382,856
Expenses:	
Compensation and benefits	975,227
Registration and licensing	11,736
Terminal fees	51,268
Clearing fees	77,906
Occupancy costs	19,698
Regulatory fees and costs	25,518
Business development expense	86,590
Professional fees	53,157
Management fees	220,652
Other expenses	45,367
Total expenses	1,567,119
Loss from operations	(184,263)
Other income-	
Interest income	36,852
Net loss	$ (147,411)

The accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2013

	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2012	$ 375,000	3,950	378,950
Capital contributions	170,000	-	170,000
Stock compensation expense	4,343	-	4,343
Net loss	-	(147,411)	(147,411)
Balance, December 31, 2013	$ 549,343	(143,461)	405,882

See accompanying notes are an integral part of these financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Statement of Cash Flows

Year Ended December 31, 2013

Cash flow from operating activities:	
Net loss	$(147,411)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts receivable	(135,249)
Increase in prepaid expenses	(23,680)
Increase in other assets	(17,318)
Stock compensation expense	4,343
Depreciation expense	640
Increase in accounts payable	51,798
Increase in accrued expenses and other liabilities	59,113
Net cash used in operating activities	(207,764)
Cash flows from investing activity-	
Purchase of property and equipment	(7,784)
Cash flows from financing activity-	
Capital contributions	170,000
Net decrease in cash and cash equivalents	(45,548)
Cash and cash equivalents, beginning of year	258,084
Cash and cash equivalents, end of year	$ 212,536

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

General. Halen Capital Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation. The Company was acquired by Atlas Banc Holdings Corp. ("Parent") on October 31, 2012. The Company is engaged in a single line of business as a securities broker dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 28, 2014, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Goodwill. The Company tests goodwill for impairment annually. The test requires the Company to determine the fair value of the Company and compare its fair value to its carrying value. The fair value of the reporting unit is estimated using management valuation models. While management believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. Changes in management's valuation of the Company may affect future results of operations through the recognition of a goodwill impairment charge. At December 31, 2013, the fair value of the Company was greater than its carrying value. Therefore, goodwill was not impaired. If the fair value of the Company declines below the carrying amount, the Company would have to perform the second step of the impairment test. This step requires the Company to fair value all assets (recognized and unrecognized) and liabilities in a manner similar to purchase price allocation.

Commissions. Commission income is recorded as securities transactions occur and at the time income is reasonably determinable.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes. The Company files a consolidated tax return with its Parent.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2013, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

(continued)

(2) Equipment

A summary of equipment as of December 31, 2013, is as follows:

Data processing equipment and software	$ 7,784
Less accumulated depreciation	(640)
Equipment, net	$ 7,144

During 2013, the Company leased a facility in San Antonio, Texas. Rent expense incurred during 2013 totaled $4,883.

(3) Income Taxes

The Income tax benefit differs from the amount of income tax determined by applying the US federal income tax rate to pretax loss for the period ended December 31, 2013 due to the following:

	Amount	Rate
Computed tax benefit at statutory rate	$ 50,120	34.0%
Increase (decrease) in income taxes resulting from:		
State income taxes, net of federal tax benefit	5,307	3.6
Stock-based compensation	(1,633)	(1.1)
Other miscellaneous	(5,325)	(3.6)
Total income tax benefit	48,469	32.9
Valuation allowance	(48,469)	(32.9)
Total income tax benefit recorded	$ -	- %

All income tax benefits in 2013 were deferred income taxes. A valuation allowance was recorded on the entire amount in 2013 because management cannot determine whether it is more likely than not that future taxable earnings will be realized. Therefore, there was no tax benefit recorded during the year.

(continued)

(3) Income Taxes, Continued

The components of the net deferred tax asset at December 31, 2013 are as follows:

Net operating loss carryforwards	$ 81,181
Stock-based compensation	1,633
Other accrued expenses	4,512
Deferred tax asset	87,326
Valuation allowance	(87,326)
Net deferred tax asset	$ -

At December 31, 2013, the Company had net operating loss carryforwards of approximately $216,000 available to offset future taxable income. These carryforwards will begin to expire in 2029.

(4) Related Party Transactions

The Company operated under an Employee and Revenue Sharing agreement (the "Agreement") with the Parent during 2013 where the Parent and/or its subsidiaries provided certain accounting, administrative and personnel services required by the Company in order to conduct its business or pay for costs of such services on behalf of the Company. The Parent and/or its subsidiaries received $269,348 for those services provided. Such amount consisted of management fees of $220,652, occupancy charges of $13,484 and other charges totaling $35,212. The Company recognized $713,740 of placement fee income in connection with the sale of the Parent's common stock in 2013.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires that the ratio of aggregate indebtedness to net capital, shall not exceed 1500%. The Company had net capital of $250,736 at December 31, 2013, which was $150,736 in excess of the required net capital of $100,000, and the percentage of aggregate indebtedness to net capital was 45%.

(continued)

(6) Contingencies

On December 24, 2013 the Company entered into a Memorandum of Understanding ("Agreement") with Stifel Nicolaus ("Stifel") and John Schaible related to the failure to fulfill certain contractual obligations related to the delivery of certain securities to Stifel. The terms of the Agreement provide for the payment of $250,000 on December 28, 2013 by John Schaible to Stifel and payment by John Schaible of $672,000 to Stifel by January 15, 2016 either in cash or through referral of business. On December 31, 2013 the Company entered into an Assignment of Claim Agreement ("Assignment") with its Parent, whereby the Parent agreed to assume liability to resolve all outstanding claims and obligations and to indemnify Mr. Schaible with respect to the Agreement. Therefore, there was no impact on the accompanying financial statements as a result of the Agreement.

Under its regulatory mandate, FNRA regularly investigates the sale of securities of an affiliated company by a member firm to determine if any violations of federal securities laws or FINRA, NASD, NYSE, or MSRB rules have occurred. On November 6, 2013, Halen Capital Management, Inc. was notified of such an investigation. This inquiry should not be construed that the FINRA Enforcement department or its staff has determined that any such violation has occurred.

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

HALEN CAPITAL MANAGEMENT, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net Capital

Total stockholders' equity from statement of financial condition	$ 405,882
Less non-allowance assets:	
Goodwill	(94,256)
Premises and equipment	(7,144)
Other assets	(17,318)
Prepaid expenses	(36,428)
Net capital	$ 250,736

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness)	$ 7,486
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 150,736
Aggregate indebtedness	$ 112,294
Percentage of aggregate indebtedness to net capital	45%

Reconciliation of Supporting Schedules with Most Recent Part II Filing

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Amended Form X-17A-5 Part II as previous filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 28, 2014

Halen Capital Management, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Halen Capital Management, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Halen Capital Management, Inc.
301 South Missouri Avenue
Clearwater, Florida 33756

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Halen Capital Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Halen Capital Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Halen Capital Management, Inc.'s management is responsible for Halen Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the statement of income for the year ended December 31, 2013 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066959 FINRA DEC
HALEN CAPITAL MANAGEMENT INC 14*14
301 S MISSOURI AVE 2ND FL
CLEARWATER FL 33756-5833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Rowntree 727 443-0203

2. A. General Assessment (item 2e from page 2) $ 5715.30

B. Less payment made with SIPC-6 filed (**exclude interest**) (1045.65)

8/5/12
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 4669.65

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4669.65

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

____
(Title)

Dated the _____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14186660
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	1525125
(7) Net loss from securities in investment accounts.	—
Total additions	1525125
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	25040
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	2869
(5) Net gain from securities in investment accounts.	586318
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	29213
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (1046)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 14226	
Enter the greater of line (i) or (ii)	14226
Total deductions	657666
2d. SIPC Net Operating Revenues	$ 2286119
2e. General Assessment @ .0025	$ 5715.30 (to page 1, line 2.A.)